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                                                                    EXHIBIT 23.2

                       Consent of Independent Accountants

The Board of Directors
First Republic Bank:

We consent to the inclusion of our report dated January 25, 2001 (except for the stock split disclosed in note 1, as to which the date is February 13, 2001), with respect to the consolidated balance sheet of First Republic Bank and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, included herein, and to the reference to our firm under the heading "Independent Auditors" in the Offering Circular.

/s/ KPMG LLP


San Francisco, California
December 27, 2001